                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7) *

                             Box Energy Corporation
                                (Name of Issuer)

            Class A (Voting) Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   103168100
                                 (Cusip Number)

                                   James Watt
                          8201 Preston Road, Suite 600
                              Dallas, Texas 75225
                                 (214) 890-8000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 29, 1997
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

---------------------------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Box Brothers Holding Company
---------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                                            (a) / /
                                                                                            (b) / /
---------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------
4.       Source of Funds:  Not Applicable

---------------------------------------------------------------------------------------------------
5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):
                                                                                               /  /
---------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  Delaware

---------------------------------------------------------------------------------------------------
Number of
Shares                     7.       Sole Voting Power:  1,840,525
Beneficially               ------------------------------------------------------------------------
Owned By                   8.       Shared Voting Power:  -0-
Each                       ------------------------------------------------------------------------
Reporting                  9.       Sole Dispositive Power:  1,840,525
Person                     ------------------------------------------------------------------------
With                       10.      Shared Dispositive Power:  -0-
---------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,840,525
---------------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                               /  /
---------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):  57.1%

---------------------------------------------------------------------------------------------------
14.      Type of Reporting Person:  CO

---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Don D. Box 1996 Trust
---------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                                            (a) / /
                                                                                            (b) /x/
---------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------
4.       Source of Funds:  Not Applicable

---------------------------------------------------------------------------------------------------
5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):
                                                                                               /  /
---------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  Texas

---------------------------------------------------------------------------------------------------
Number of
Shares                     7.       Sole Voting Power:  -0-
Beneficially               ------------------------------------------------------------------------
Owned By                   8.       Shared Voting Power:  -0-
Each                       ------------------------------------------------------------------------
Reporting                  9.       Sole Dispositive Power:  -0-
Person                     ------------------------------------------------------------------------
With                       10.      Shared Dispositive Power:  -0-
---------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         - 0 -
---------------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                               /  /
---------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):     0%

---------------------------------------------------------------------------------------------------
14.      Type of Reporting Person:  00 - Trust

---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Gary D. Box 1996 Trust
---------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                                            (a) / /
                                                                                            (b) /x/
---------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------
4.       Source of Funds:  Not Applicable

---------------------------------------------------------------------------------------------------
5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):
                                                                                               /  /
---------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  Texas

---------------------------------------------------------------------------------------------------
Number of
Shares                     7.       Sole Voting Power:  -0-
Beneficially               ------------------------------------------------------------------------
Owned By                   8.       Shared Voting Power:  -0-
Each                       ------------------------------------------------------------------------
Reporting                  9.       Sole Dispositive Power:  -0-
Person                     ------------------------------------------------------------------------
With                       10.      Shared Dispositive Power:  -0-
---------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         - 0 -
---------------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                               /  /
---------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):  0%

---------------------------------------------------------------------------------------------------
14.      Type of Reporting Person:  00 - Trust

---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Douglas D. Box 1996 Trust
---------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                                            (a) / /
                                                                                            (b) /x/
---------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------
4.       Source of Funds:  Not Applicable

---------------------------------------------------------------------------------------------------
5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):
                                                                                               /  /
---------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  Texas

---------------------------------------------------------------------------------------------------
Number of
Shares                     7.       Sole Voting Power:  -0-
Beneficially               ------------------------------------------------------------------------
Owned By                   8.       Shared Voting Power:  - 0 -
Each                       ------------------------------------------------------------------------
Reporting                  9.       Sole Dispositive Power:  -0-
Person                     ------------------------------------------------------------------------
With                       10.      Shared Dispositive Power:  -0-
---------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         - 0 -
---------------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                               /  /
---------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):     0%

---------------------------------------------------------------------------------------------------
14.      Type of Reporting Person:  00 - Trust

---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Don D. Box
---------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                                            (a) / /
                                                                                            (b) /x/
---------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------
4.       Source of Funds:  Not Applicable

---------------------------------------------------------------------------------------------------
5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):
                                                                                              /  /
---------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  U.S.A.

---------------------------------------------------------------------------------------------------
Number of
Shares                     7.       Sole Voting Power:  -0-
Beneficially               ------------------------------------------------------------------------
Owned By                   8.       Shared Voting Power:    -0-
Each                       ------------------------------------------------------------------------
Reporting                  9.       Sole Dispositive Power:  -0-
Person                     ------------------------------------------------------------------------
With                       10.      Shared Dispositive Power:  -0-
---------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-
---------------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                              /  /
---------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):  0%

---------------------------------------------------------------------------------------------------
14.      Type of Reporting Person:  IN

---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Gary D. Box
---------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                                            (a) / /
                                                                                            (b) /x/
---------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------
4.       Source of Funds:  Not Applicable

---------------------------------------------------------------------------------------------------
5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):
                                                                                               /  /
---------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  U.S.A.

---------------------------------------------------------------------------------------------------
Number of
Shares                     7.       Sole Voting Power:  -0-
Beneficially               ------------------------------------------------------------------------
Owned By                   8.       Shared Voting Power:  -0-
Each                       ------------------------------------------------------------------------
Reporting                  9.       Sole Dispositive Power:  -0-
Person                     ------------------------------------------------------------------------
With                       10.      Shared Dispositive Power:  -0-
---------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-
---------------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                               /  /
---------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):  0%

---------------------------------------------------------------------------------------------------
14.      Type of Reporting Person:  IN

---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Douglas D. Box
---------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                                            (a) / /
                                                                                            (b) /x/
---------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------
4.       Source of Funds:  Not Applicable

---------------------------------------------------------------------------------------------------
5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):
                                                                                               /  /
---------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  U.S.A.

---------------------------------------------------------------------------------------------------
Number of
Shares                     7.       Sole Voting Power:  3,325
Beneficially               ------------------------------------------------------------------------
Owned By                   8.       Shared Voting Power:  -0-
Each                       ------------------------------------------------------------------------
Reporting                  9.       Sole Dispositive Power:  3,325
Person                     ------------------------------------------------------------------------
With                       10.      Shared Dispositive Power:  -0-
---------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,325
---------------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                               /  /
---------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):  .1%

---------------------------------------------------------------------------------------------------
14.      Type of Reporting Person:  IN

---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Box Control, LLC
---------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                                            (a) / /
                                                                                            (b) /x/
---------------------------------------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------------------------------------
4.       Source of Funds:  Not Applicable

---------------------------------------------------------------------------------------------------
5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):
                                                                                               /  /
---------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  Texas

---------------------------------------------------------------------------------------------------
Number of
Shares                     7.       Sole Voting Power:  -0-
Beneficially               ------------------------------------------------------------------------
Owned By                   8.       Shared Voting Power:  -0-
Each                       ------------------------------------------------------------------------
Reporting                  9.       Sole Dispositive Power:  -0-
Person                     ------------------------------------------------------------------------
With                       10.      Shared Dispositive Power:  -0-
---------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-
---------------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                                               /  /
---------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):  0%

---------------------------------------------------------------------------------------------------
14.      Type of Reporting Person:  00 - Limited Liability Company

---------------------------------------------------------------------------------------------------

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend Amendment No. 1 dated February 29, 1996, Amendment No. 2 dated June 19, 1996, Amendment No. 3 dated June 29, 1996, Amendment No. 4 dated March 2, 1997, Amendment No. 5 dated March 6, 1997, and Amendment No. 6 dated July 2, 1997 of the Schedule 13D Statement dated February 25, 1994 (the "Schedule 13D"), relating to the Class A (Voting) Common Stock, par value $1.00 per share, of Box Energy Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.           IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(f) (1) - (2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of Box Brothers Holding Company, a Delaware corporation ("BBHC"), the Don D. Box 1996 Trust ("DDBT"), the Gary D. Box 1996 Trust ("GDBT"), the Douglas D. Box 1996 Trust ("DBT"), Gary D. Box ("GDB"), Douglas
D. Box ("DB"), Don D. Box ("DDB") and Box Control, LLC ("BCLC"). BBHC, DDBT, GDBT, DBT, GDB, DB, DDB and BCLC are sometimes hereinafter collectively referred to as the "Reporting Persons."

         On August 29, 1997, DDBT, GDBT and DBT, directly, and GDB, DDB and DB, indirectly, sold all of the 33 shares of Class A Voting Stock of BBHC and 38,472 of the 42,875 shares of Class B (Nonvoting) Stock of BBHC to an entity controlled by J. R. Simplot under a certain Master Settlement Agreement (the "Purchase Agreement"). BBHC owns 1,840,525 shares of Box Energy Corporation Class A Stock (the "Stock"), comprising approximately 57.1% of the Stock. As part of the Purchase Agreement, Mr. Simplot also agreed to offer to purchase the remaining 4,403 BBHC Class B shares.

         Since all of the Reporting Persons, other than BBHC, have disposed of their respective interests in the Issuer, BBHC will no longer report the required information pursuant to amending this statement but, instead, will report any new information pursuant to any amendments to the Schedule 13-D transmitted by J. R. Simplot on September 2, 1997.

         (b) - (c)

         BBHC

         BBHC is a Delaware corporation, the principal business of which is acting as a holding company with holdings primarily in entities engaged in oil and gas production and related activities. The principal business address of BBHC, which also serves as its principal office, is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801.

         DDBT

         DDBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of DDBT, which also serves as its principal office, is 3909 Centenary, Dallas, Texas 75225.

         GDBT

         GDBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of GDBT, which also serves as its principal office, is 3425 Serendipity Hills Trail, Corinth, Texas 76205-3605.

         DBT

         DBT is an irrevocable trust established under the laws of the State of Texas. The principal business address of DBT, which also serves as its principal office, is P. O. Box 670866, Dallas, Texas 75367.

         DDB

         DDB is an individual whose business address is: 3909 Centenary, Dallas, Texas 75225.

         GDB

         GDB is an individual whose business address is: 3425 Serendipity Hills Trail, Corinth, Texas 76205-3605.

         DB

         DB is an individual whose business address is: P. O. Box 670866, Dallas, Texas 75367.

         BCLC

         BCLC is a limited liability company which was established under the laws of the State of Texas. BCLC was dissolved on or about August 26, 1997. The principal business address of BCLC, which also served as its principal office, was 8201 Preston Road, Dallas, Texas 75225.


         (d)

         None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 5.                INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         BCLC

         BCLC has dissolved and, as a result of a series of transactions, no longer owns any of the voting stock of BBHC.

         DDBT

         DDBT does not own any of the voting stock of BBHC and, thus, is no longer a beneficial owner of any of the Stock.

         GDBT

         GDBT does not own any of the voting stock of BBHC and, thus, is no longer a beneficial owner of any of the Stock.

         DBT

         DBT does not own any of the voting stock of BBHC and, thus, is no longer a beneficial owner of any of the Stock.

         DDB

         DDB is no longer the beneficial owner of any shares of the Stock.

         GDB

         GDB is no longer the beneficial owner of any shares of the Stock.

         DB

         DB currently owns 3,325 shares of the Class B Stock of Box Energy Company, in his individual capacity.

         (b)

         DDBT

         DDBT may not vote or direct the vote or dispose or direct the disposition of any shares of the Stock.

         GDBT

         GDBT may not vote or direct the vote or dispose or direct the disposition of any shares of the Stock.


         DBT

         DBT may not vote or direct the vote or to dispose or to direct the disposition of any shares of the Stock.

         DDB

         DDB may not vote or direct the vote or to dispose or to direct the disposition of any shares of the Stock.

         GDB

         GDB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

         DB

         DB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,325 shares of the Stock.

         (c) Except for the Reporting Persons' transactions regarding BBHC's Stock, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

         (d) - (e)         Not Applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 30, 1997


                              BOX BROTHERS HOLDING COMPANY


                              By:  /s/ DAVID H. HAWK
                                       -------------------------------------
                                       David H. Hawk, President



                              BOX CONTROL, LLC


                              By:  /s/ GARY D. BOX
                                       -------------------------------------
                                       Gary D. Box, former representative


                              By:  /s/ DOUGLAS D. BOX
                                       -------------------------------------
                                       Douglas D. Box, former representative


                              By:  /s/ DON D. BOX
                                       -------------------------------------
                                       Don D. Box, former representative



                              DON D. BOX 1996 TRUST


                              By:  /s/ DON D. BOX
                                       -------------------------------------
                                       Don D. Box, Sole Trustee



                              DOUGLAS D. BOX 1996 TRUST


                              By:  /s/ DOUGLAS D. BOX
                                       -------------------------------------
                                       Douglas D. Box, Co-Trustee


                              By:  /s/ GARY D. BOX
                                       -------------------------------------
                                       Gary D. Box, Co-Trustee



                              GARY D. BOX 1996 TRUST


                              By:  /s/ DOUGLAS D. BOX
                                       -------------------------------------
                                       Douglas D. Box, Co-Trustee


                              By:  /s/ GARY D. BOX
                                       -------------------------------------
                                       Gary D. Box, Co-Trustee


                              /s/ GARY D. BOX
                              ----------------------------------------------
                                  Gary D. Box


                              /s/ DOUGLAS D. BOX
                              ----------------------------------------------
                                  Douglas D. Box


                              /s/ DON D. BOX
                              ----------------------------------------------
                                  Don D. Box